September 23, 2008

Mr. Tim Buchmiller
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, DC  20549

Re:          LSI Corporation
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 1-10317

Dear Mr. Buchmiller:

We are responding to your September 9, 2008 letter commenting on our 2007 annual report on Form 10-K.  For your convenience, we have included your comment along with our response to the comment.

Item 11.  Executive Compensation, page 99

1.
We note your response to comment 3. In future filings, as applicable, please provide additional, quantitative analysis as to how the “other factors” referred to in your proxy statement factored into the determination of the amount of the option awards made to the named executive officers. Also ensure that your disclosure addresses the reasons for the varying levels of awards among those officers; for instance, it is not clear from your disclosure why Mr. Richardson was awarded an option covering over 150,000 more shares than any other officer.

We will address your comment in future filings to the extent the committee relies on a quantitative analysis.   For the period discussed, our Compensation Committee considered the “other factors” to which you refer as a whole and did not make specific, quantitative adjustments as a result of any one of those factors. Accordingly, we are not able to provide additional quantification. We would, however, add to our disclosure the fact that the committee noted that Mr. Stroh had received an option grant covering 200,000 shares and Mr. Micallef received an option grant covering 100,000 shares, each in 2007 as part of our efforts to retain them following the Agere merger, and the fact that the committee believed that people running product businesses were more critical to our future success and generally awarded them larger equity awards than it awarded to other executive officers.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me directly if you have any questions at (408) 433-8000.

                        Very truly yours,

                        /s/ Abhijit Y. Talwalkar

                        Abhijit Y. Talwalkar
                        President & Chief Executive Officer